Darin Smith

Lead Director & Associate General Counsel

(319) 573-2676

October 28, 2020

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	Equitable Financial Life Insurance Company

Post-Effective Amendment No. 1 to Registration Statement on Form S-3

File No. 333-236445

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the supplemental comments you provided with respect to the above-referenced filing for Equitable Financial Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

General

1.

The Staff typically sees a 485(a) filing at the time a POSAM is filed with a combination S-3/N-4 product rather than a 497 filing but it is the Registrant’s decision whether the changes to the N-4 are material.

Response: Received.

2.	Please confirm supplementally that an 80% Performance Cap Rate and 125% Enhanced Upside Rate are reasonable.

Response: The Enhanced Upside Rate of 125% is reasonable. The 80% Performance Cap Rate is reasonable based on recent suggested bid analysis, current market conditions and an 125% Enhanced Upside Rate.

3.	Please confirm supplementally that the Company intends to initially offer Enhanced Upside Segments with an 80% Performance Cap Rate and 125% Enhanced Upside Rate.

Response: The Company currently intends to use an Enhanced Upside Rate of 125%. The Company sets the Performance Cap Rate for Enhanced Upside Segments based on several factors including bids it receives from third parties, current market conditions and the Enhanced Upside Factor. Based on current bid analysis, current market conditions and an Enhanced Upside Rate of 125%, the Company would set a Performance Cap Rate of 80% today.

4.	Please add a semi-colon after “(2) the Performance Cap Rate” in the Segment Rate of Return matrix.

Response: The disclosure has been revised as requested.

5.	Please add the old SCS PLUS Guard paragraph #4 to the body of the supplement.

Response: The disclosure has been revised as requested.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith
Darin Smith